UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 11-K

(Mark one)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____________ to _______________.

Commission file number 000-21918

A.Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants of the
FLIR Systems, Inc. 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs LLP

We have served as the Plan’s auditor since 2017.
Portland, Oregon
May 7, 2021

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Participant directed investments, at fair value:
Mutual funds	$507,292,589	$445,095,327
Common and collective trust	21,910,875	10,856,423
Common stock:
FLIR Systems, Inc.	9,889,158	12,716,276
Total investments	539,092,622	468,668,026

Notes receivable from participants	4,092,368	4,772,657
Total receivables	4,092,368	4,772,657
Net assets available for benefits	$543,184,990	$473,440,683

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2020 and 2019

	2020	2019
Contributions:
Participant	$26,797,996	$25,261,408
Rollover	3,626,656	11,717,162
Employer	12,109,055	11,806,131
Total contributions	42,533,707	48,784,701

Investment income:
Dividend income	21,218,107	18,842,095
Interest income	414,317	500,146
Net appreciation in fair value of investments	55,108,798	68,252,889
Total investment income	76,741,222	87,595,130

Interest on notes receivable from participants	243,711	254,392
Other income	215,641	219,982
Total additions	119,734,281	136,634,223

Deductions:
Benefits and withdrawals paid to participants	49,751,253	31,930,487
Administrative expenses and other, net	238,721	307,731
Total deductions	49,989,974	32,018,236
Net increase	69,744,307	104,615,987
Transfer in from other plan	—	886,184
Net assets available for benefits, beginning of year	473,440,683	367,938,512
Net assets available for benefits, end of year	$543,184,990	$473,440,683

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
(1)Plan Description
The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document. Effective October 1, 2015, the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan ("Volume Submitter Plan") which relies upon the Internal Revenue Service ("IRS") advisory letter dated March 31, 2014 stating the acceptance of the Volume Submitter Plan under Section 401 of the Internal Revenue Code ("IRC").
(a)    General
The Plan is a defined-contribution plan established June 1, 1988 by FLIR Systems, Inc. (the "Company") under the provisions of Section 401(a) of the IRC, which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Under the terms of the agreement between the Company and Fidelity Management Trust Company (the "Trustee" or "FMTC"), all investments of the Plan are held in a trust by the Trustee. A committee consisting of management employees of the Company administers the Plan.
On January 28, 2019, the Company completed the acquisition of Aeryon Labs, Inc. (“Aeryon”). As a result of the acquisition, Aeryon elected to withdraw from participation in the TriNet 401(k) Plan and transferred the participant account balances to the Plan which is reported as the transfer in from other plan on the statements of changes in net assets available for benefits.
(b)    Eligibility
Employees are eligible to participate in the Plan unless the employee is covered by a collective bargaining agreement, is a leased employee, is a resident of Puerto Rico or is a nonresident alien with no earned income from the Company.
Participants may begin participating immediately following employment commencement. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a pre-tax contribution of 5% of compensation invested in the age-appropriate Fidelity Freedom Fund. Employee deferrals for each active participant having automatic enrollment contributions made on their behalf shall be increased annually by 1%, up to a maximum of 10%, unless the participant elects a different percentage. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.
(c)    Contributions
Eligible employees may contribute an amount up to 60% of compensation, as defined by the Plan, subject to limitations in accordance with the IRC. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2020 and 2019, the discretionary matching contributions were 50% of each employee’s contributions with no limit. The discretionary matching contributions did not apply to catch up contributions. During the years ended December 31, 2020 and 2019, there were no discretionary profit sharing contributions.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
(d)    Vesting
Participants are fully vested in their contributions, transfers from other qualified plans, and the earnings thereon. Vesting in the participant’s share of Company discretionary matching and profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100
A year of service in the above table is a plan year in which participants are credited with at least 1,000 hours of service. A participant also becomes 100% vested in the participant’s share of Company discretionary matching or profit sharing contributions and the earnings thereon upon retirement at age 65, death, or total and permanent disability while employed.
(e)    Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. All loans shall bear a reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Loans are payable over a period not to exceed five years unless for the purchase of a primary residence in which case it may be extended to 10 years. Interest rates on outstanding loans at December 31, 2020 ranged from 4.25% to 9.25%, with maturities through 2030.
(f)    Benefits
Upon termination of service for any reason, including death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion thereof, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.
(g)    Withdrawals
Except upon death, total disability, termination, retirement, or attainment of 59½ years of age, withdrawals of participant balances are only allowed for financial hardships as allowed by the IRC.
(h)    Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
(i)    Breaks in Service and Forfeited Accounts
A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the Plan, a participant’s previously forfeited unvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan within five years from the date of re-employment. Any forfeiture of nonvested portions of the Company’s contribution account balance may be utilized to pay administrative expenses for the Plan and/or to offset future Company contributions. Forfeitures totaling approximately $480,000 were used to reduce employer contributions and pay for certain administrative expenses during the year ended December 31, 2020 and $22,000 were used to pay for certain administrative expenses during the year ended December 31, 2019. At December 31, 2020 and 2019, forfeitures totaling approximately $17,000 and $185,000, respectively, were available to reduce future employer contributions or pay for administrative expenses.
(j)    Investment Options
Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into the Company’s common stock. The maximum employees can allocate to the Company’s common stock is 25% of contributions. Additionally, employees are allowed to reallocate up to 25% of their accumulated account balance into the Company’s common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company’s common stock are subject to the Company’s Insider Trading and Disclosure Policy and other restrictions.
(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.
(b)    Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement ("ASC 820"), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1 –    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common Stock and Mutual Funds: Valued at the quoted market price of shares held by the Plan at year-end.
Common and Collective Trust: The common collective trust is valued based on the net asset value (“NAV”) of the underlying assets. The fair value of the underlying investment contracts are determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of the synthetic investment contracts are generally valued based on independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the issuer. Investments in wrap contracts are fair valued using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve at year end.
The unit value of the fund is determined by the investment issuer by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Common stock	$9,889,158	$—	$—	$9,889,158
Mutual funds	507,292,589	—	—	507,292,589
Common and collective trust	—	21,910,875	—	21,910,875
Total investments at fair value	$517,181,747	$21,910,875	$—	$539,092,622

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Common stock	$12,716,276	$—	$—	$12,716,276
Mutual funds	445,095,327	—	—	445,095,327
Common and collective trust	—	10,856,423	—	10,856,423
Total investments at fair value	$457,811,603	$10,856,423	$—	$468,668,026
(c)    Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(b) for a discussion of fair value measurements.
The Plan provides a stable value investment option for employees. During 2020, the Plan replaced the Fidelity Managed Income Portfolio (the “Portfolio”) with the Morley Stable Value Fund (the “SVF”).
The SVF is a common collective trust investing primarily in insurance investment contracts. The SVF also invests in wrap contracts. A wrap contract is an agreement by another party, such as a bank or insurer that agrees to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant NAV and to protect the fund in extreme circumstances.
Certain events could cause the SVF not to transact at contract value. Such events include but are not limited to:
•SVF administration amendments or changes, merger or consolidation of investors, group terminations or layoffs;
•Implementation of an early retirement program;
•Termination or partial termination of the Plan;
•Failure to meet certain tax qualifications;
•Participant communication that is designed to influence participants not to invest in the SVF;
•Transfers to competing options without meeting the equity wash provisions of the Fund; and
•Plan Sponsor withdrawals without the appropriate notice to the Fund and/or issuer.
Earnings from the investment in the common collective trust are included in interest income on the accompanying statements of changes in net assets available for benefits.
The Plan's previous investment in the Portfolio represents the Plan’s investment in a common and collective trust fund. The Portfolio invests in assets, typically fixed income securities or bond funds (and may include derivative instruments such as futures contracts and swap agreements), and enters into wrap contracts issued by third parties and invests in cash equivalents represented by shares in money market funds. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
The following employer-initiated events may limit the ability of the Portfolio to transact at NAV:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer;
•Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio's cash flow;
•Any communication given to the Plan participants by the Plan sponsor, any other plan fiduciary or FMTC that is designed to induce or influence participants not to invest in the Portfolio or to transfer assets out of the Portfolio; and
•Any transfer of assets from the Portfolio directly into a competing investment option.
It is the policy of the Portfolio to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the fund will be able to maintain this value. In the event the wrap contract fails to perform as intended, the Portfolio's NAV may decline if the market value of the assets declines. The Portfolio's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d)    Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
(e)    Revenue Credits
The Plan entered into an agreement with the Trustee whereby the Trustee shares certain revenue generated by the Plan in excess of their fee. These deposits are included in other income on the statements of changes in net assets available for benefits and are available to pay Plan expenses.
(f)    Net Appreciation in Fair Value of Investments
Net appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.
Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.
(g)    Payment of Benefits

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
Benefit payments to participants are recorded upon distribution.
(h)    Administrative Expenses
Plan administrative expenses are paid either by the Company or through investment fees paid by participants. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statements of changes in net assets available for benefits.
(3)    Tax Status
The IRS has determined and informed the Company, by a letter dated March 31, 2014, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date; however, management believes that the Plan is designed and continues to operate in compliance with the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress.
(4)    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.
(5)    Party-in-Interest Transactions
Certain plan investments are shares in mutual funds managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan. Certain investment fees are paid by the Trustee and are reflected in the investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance in the participants' accounts. As such, these transactions qualify as party-in-interest transactions, which are exempt from the "prohibited transactions" rules.
The Plan allows for investments in the Company’s common stock. Additionally, the Company pays certain expenses related to the Plan. The Company is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
(6)    Reconciliation to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2020	2019
Net assets available for benefits per the financial statements	$543,184,990	$473,440,683
Adjustment from contract value to fair value	—	146,371
Deemed distributions of participant loans not recorded on the financial statements	(234,424)	(207,315)
Net assets available for benefits per the Form 5500	$542,950,566	$473,379,739
The following is a reconciliation of the increase in net assets available for benefits reported on the financial statements to the Form 5500:

	Year ended December 31
	2020	2019
Net increase in net assets available for benefits per the financial statements before transfer in from another plan	$69,744,307	$104,615,987
Change in adjustment from contract value to fair value	(146,371)	146,371
Change in deemed distributions of participant loans	(27,109)	(5,786)
Net increase in net assets available for benefits per the Form 5500	$69,570,827	$104,756,572
(7)    Impact of COVID-19
On January 30, 2020, the World Health Organization declared the recent coronavirus disease 2019 (“COVID-19”) outbreak as a global health emergency. On March 11, 2020, the World Health Organization raised the COVID-19 outbreak to “pandemic” status. Transmission of COVID-19 and efforts to contain its spread resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, quarantines and related government actions and policies. Economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments as well as general concern and uncertainty that has negatively affected the U.S. and global economy and financial environments.
In addition, as cases have resurged in parts of the U.S., including areas in which we maintain large facilities, we have seen governments slow or reverse efforts to reopen or shift into later phases of recovery, with increased risks to our operations.
The Company will continue to monitor the evolving situation related to COVID-19. The extent to which COVID-19 impacts our operations will further depend on future developments, which are highly uncertain and cannot be predicted, including the status of state and local government reopening plans and any resurgence of illness and the reimposition of certain restrictions in connection therewith, additional actions taken by governments, businesses and individuals to contain the virus or address its impact, new information which may emerge concerning the severity or treatability of the virus, the successful rollout of vaccines, new strains of the virus, and the extent of the economic downturn resulting from the response to the virus, among others.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
As mentioned above, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.
(8)    Subsequent Event
Acquisition by Teledyne
On January 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”), Firework Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Teledyne (“Merger Sub I”), and Firework Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Teledyne (“Merger Sub II”).
Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Teledyne (the “First Merger”) and immediately thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger (the “Second Merger”, and, together with the First Merger, the “Mergers”).
Subject to the terms and conditions set forth in the Merger Agreement, upon completion of the Mergers, the Company stockholders, including those who hold shares in the Company common stock in the Plan, will receive, in exchange for each share of the Company common stock held immediately prior to the effective time of the First Merger (the “Effective Time”), (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne common stock.
The transaction is expected to close on May 14, 2021, subject to the receipt of approvals of Teledyne and the Company stockholders and other customary closing conditions.
On April 28, 2021, the Company Board of Directors approved acceleration of the vesting of all accrued matching contributions and any earnings thereon effective as of the Effective Time.
The Company cannot guarantee that the Mergers contemplated by the Merger Agreement will be completed or that, if completed, it will be exactly on the terms as set forth in the Merger Agreement.

Supplemental Schedule
FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
EIN: 93-0708501
Plan: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	value
	Mutual funds:
*Fidelity Investments	Fidelity Investments Money Market Government Portfolio - Class I	$29,699,928
Baron Funds	Baron Growth Fund	27,232,625
The Vanguard Group	Vanguard Mid-Cap Index Fund Institutional Class	21,502,109
The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	8,736,950
The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	3,765,999
Dodge & Cox	Dodge & Cox Stock Fund	17,752,630
JPMorgan Asset Management	JPMorgan Large-Cap Growth Fund R6	37,053,108
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	2,747,067
Western Asset	Western Asset Core Plus Bond Fund Class IS	23,688,009
Victory Funds	Victory Sycamore Established Value Fund Class I	10,354,968
Columbia Threadneedle Investments	Columbia Emerging Markets Fund Class 3	14,057,651
*Fidelity Investments	Fidelity Contrafund K	39,198,241
*Fidelity Investments	Fidelity Balanced K Fund	18,419,543
*Fidelity Investments	Fidelity Diversified International K Fund	24,481,487
*Fidelity Investments	Fidelity US Bond Index Fund	17,172,562
*Fidelity Investments	Fidelity 500 Index Fund	54,962,118
*Fidelity Investments	Fidelity Freedom K Income Fund	1,262,200
*Fidelity Investments	Fidelity Freedom K 2005 Fund	1,451,404
*Fidelity Investments	Fidelity Freedom K 2010 Fund	392,223
*Fidelity Investments	Fidelity Freedom K 2015 Fund	4,849,899
*Fidelity Investments	Fidelity Freedom K 2020 Fund	13,960,629
*Fidelity Investments	Fidelity Freedom K 2025 Fund	24,777,935
*Fidelity Investments	Fidelity Freedom K 2030 Fund	29,049,240
*Fidelity Investments	Fidelity Freedom K 2035 Fund	26,289,757
*Fidelity Investments	Fidelity Freedom K 2040 Fund	20,340,276
*Fidelity Investments	Fidelity Freedom K 2045 Fund	11,991,562
*Fidelity Investments	Fidelity Freedom K 2050 Fund	14,317,671
*Fidelity Investments	Fidelity Freedom K 2055 Fund	4,904,331
*Fidelity Investments	Fidelity Freedom K 2060 Fund	2,557,661
*Fidelity Investments	Fidelity Freedom K 2065 Fund	322,806
	Total mutual funds	507,292,589

	Common and collective trust:
*Fidelity Investments	Morley Stable Value Fund	21,910,875

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	9,889,158

*Participants	Notes receivable from participants (4.25% to	4,092,368
	9.25% maturing through 2030)
	Total assets	$543,184,990
* Represents a party-in-interest as of December 31, 2020.
Note: Cost is omitted for participant directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
FLIR Systems, Inc. 401(k) Savings Plan
Date: May 7, 2021
    FLIR Systems, Inc.
(Plan Sponsor)
By:    /s/ Carol P. Lowe
Executive Vice President
and Chief Financial Officer